Ascendis Pharma A/S Jan Mikkelsen President & CEO January 2017 Exhibit 99.1

Cautionary Note On Forward-Looking Statements: This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our Report on Form 6-K filed with the SEC on October 18, 2016. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis is a trademark that we use in this presentation. Any other trademarks appearing in this presentation are the property of their respective holders.

Company Overview Create best-in-class rare disease products addressing unmet medical needs Apply TransCon technology to parent drugs with clinical proof-of-concept Expect higher development success rate compared to traditional drug development Endocrinology rare disease wholly-owned pipeline and expected milestones TransCon Growth Hormone for pediatric GHD: heiGHt Trial full enrollment Q4 2017 TransCon PTH for hypoparathyroidism: IND/equivalent in 2Q 2017; planning pivotal trial in 2018 TransCon CNP for achondroplasia: IND/equivalent in 4Q 2017 Commercial focus on the U.S. market with multi-billion dollar revenue potential Established high-value collaborations with Roche/Genentech in ophthalmology and Sanofi in diabetes Pro forma September 30, 2016 cash of ~ €190 million1 1 Based on cash and cash equivalents as of September 30, 2016 and approximately $127.4 million in estimated net proceeds from the public offering of our ADSs that was completed in 4Q 2016.

TransCon Technology


Parent Drug
Inactive Prodrug
Parent Drug
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- Predictable release of unmodified parent drugs
  - Parent drugs can be proteins, peptides or small molecules
  - Linker release only dependent on pH and temperature
  - TransCon carrier enables both systemic and localized drug exposure
- Maintains same mode-of-action of parent drug molecule
- Release of parent drug supporting up to half-yearly administration
- TransCon products eligible for new composition of matter IP claims

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Ascendis' Approach to Product Innovation


~4,800 Orphan Drug Designations
>500 Endocrine/Metabolic[1]
Unmet Medical Need
Clinically Validated Parent Drug
TransCon Technology Suitability
Clearly Differentiated Product
Established Clinical & Regulatory Pathway
Large Addressable Market
Higher Value, Lower Risk Pipeline

[1] Totals from FDA and EMA Orphan List, public & proprietary databases, advisors and conferences

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Expertise in endocrinology (clinical, regulatory, medical affairs) Concentrated prescriber audience Small, focused sales force Patient-centric support system Reimbursement and payor knowledge Distribution networks TransCon CNP TransCon Growth Hormone Expected Synergies of Therapeutic Focus TransCon PTH

Building a Leading Company in Rare Diseases

Internal Rare Disease Endocrinology Pipeline

Product Candidate	Primary Indication	Development Stage	Potential WW Market[1]	WW Commercial Rights
TransCon Growth Hormone	Growth hormone deficiency	Phase 3	> $3 billion[2]	ascendis pharma
TransCon PTH	Hypoparathyroidism	Pre-IND	> $2 billion[3]	ascendis pharma
TransCon CNP	Achondroplasia	Pre-IND	> $1 billion	ascendis pharma

Current/Potential Strategic Collaborations

TransCon Ranibizumab	Ophthalmology	Not disclosed	> $7 billion	Genentech
TransCon Peptides	Diabetes	Not disclosed	> $1 billion	SANOFI
TransCon Treprostinil	PAH	Phase 1	> $1 billion	Partnering Opportunity

Endocrinology | Ophthalmology | CV

[1] Based on market data and company estimates.
[2] Includes all indications.
[3] Based on treatment of ~25% of the U.S. patient population of ~77,000 patients.

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TransCon Growth Hormone: Once-Weekly Replacement Therapy

Long-Acting Growth Hormones

- Human Growth Hormone (hGH) is a growing ~$3 billion market
  - Largest indication is Growth Hormone Deficiency (GHD), representing ~50% of the market
  - Pediatric indications comprise up to 90% of the market
- Current growth hormone therapies require daily injections, which often results in suboptimal compliance and treatment response[1]
- No successful commercialization of a long-acting growth hormone despite ~ 30 years of multiple attempts with different technologies
  - Molecular enlargement technologies – GH protein fusions, permanent PEGylation of GH
  - Depot formulations – release of unmodified GH from polymer microspheres
- TransCon Growth Hormone capitalizes on lessons from previous programs
  - Delivers physiological levels of unmodified growth hormone
  - Safety, tolerability, efficacy and immunogenicity shown to be comparable to daily hGH therapy

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[1] PLoS ONE 2011, 6(1), e16223

ascendis pharma

GHD – Not Only About Growth Children with GHD suffer beyond growth failure1 Increased and abnormal fat distribution (especially truncal fat mass) Abnormal metabolic profile Impaired exercise capacity Decreased quality of life Adults with GHD2 Trunk fat accumulation and decrease in lean body mass Decreased bone mineral density Dyslipidemia Increased cardiovascular mortality and morbidity Decreased quality of life Daily hGH addresses all the symptoms of the disease 1 BMC Endocrine Disorders 2012, 12:26 2 J Clin Endocrinol Metab 2006, 91: 1621–1634 Long-acting GH must fully mimic daily hGH to address the totality of the disease

Tissue Specific Effects of GH and IGF-1

- GH receptors are expressed on virtually every cell of the body[1]
- IGF-1 in serum is primarily derived from the liver and regulated by GH[1]



BONE

Optimal growth is achieved *via* co-stimulation of GH and IGF-1 receptors in bone[1]



ADIPOSE TISSUE

GH breakdown fat *via* stimulation of GH receptors in fat, counteracting the lipogenesis effect of IGF-1[1]

- Increasing molecular size through permanent protein modification alters the ability to distribute outside the blood compartment compared to unmodified drug[2]
- Data continue to support that limiting the distribution of GH alters the therapeutic effect on trunk fat and growth velocity compared to unmodified/daily hGH

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[1] J Clin Endocrinol Metab 2007, 92(012): 4529-4535
[2] Digestive and liver disease, 2004, 36 suppl.3, S334-39

Tissue Distribution Associated with Optimal Profile 1 J Clin Endocrinol Metab 2007,12: 4529-4535 2 J Clin Endocrinol Metab1997, 82(2): 629-633 3 J Clin Endocrinol Metab 2005 90: 6431–40 4 Pituitary. 2013 Sep;16(3):311-8 Additional published data show that long-acting GH formulations based on unmodified hGH and daily hGH are associated with reduction in fat mass3-4 (1) (2)

TransCon GH Designed to Address Issues Raised by Academic and Regulatory Experts[1]

Commentary
Open Access
J S Christiansen and others | Long-acting growth hormone development | 174:6 | C1–C8

Growth Hormone Research Society perspective on the development of long-acting growth hormone preparations

Jens Sa
Beverly
Philipp
Laurie
Yukihir
Jeff M
Gudmu
John J
Bradley
Judith
Michae

Potential issues include: (i) supraphysiological elevations of GH and/or IGF1, (ii) trough GH concentrations above normal physiological levels, (iii) fluctuating IGF1 levels, (iv) elevated IGF1 in the absence of GH bioactivity, (v) nonphysiological tissue distribution due to distinct biological features of the products, and (vi) the specific chemical composition of each LAGH product may confer unique safety issues.

Once-weekly prodrug releasing unmodified GH designed to mimic daily hGH:

- ✓ Tissue distribution
- ✓ Physiological levels
- ✓ Therapeutic effects


hGH
Inactive Prodrug
hGH
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

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[1] *European Journal of Endocrinology* (2016) **174**, C1–C8

ascendis pharma

Growth Comparable to Daily hGH in Phase 2 Study1 Same weekly dose 11.5 14.5 0.14 mg 0.21 mg 0.30 mg 0.21 mg Dose hGH/kg/week: 1 Intergroup differences not statistically significant. 2 Conducted with a previous lower strength version of TransCon Growth Hormone. 26-week treatment period Two thorough PK/PD assessments at weeks 1 and 13 TransCon Growth Hormone2 Genotropin®

Dose Proportional IGF-1 Elevation Observed into the Normal Range in Phase 2 Study Days (Week 13) IGF-1 SDS (+ SEM) 0 1 2 3 4 5 6 7 Transient point values of IGF-1 SDS > +2.0 have been observed in a small number of patients primarily at the highest dose level

Comparable hGH Levels for TransCon Growth Hormone and Daily hGH in Phase 2 Study Maximum hGH blood concentration comparable between equivalent weekly doses of TransCon Growth Hormone and daily hGH Days (Week 13) hGH serum concentration (+SEM, ng/ml)

Comparable Safety to Daily hGH in Phase 2 >1100 TransCon Growth Hormone injections administered in the Phase 2 pediatric study No reports of lipoatrophy or nodule formation No Serious Adverse Events (SAEs) related to study drug Immunogenic profile comparable to daily hGH Injection site tolerability comparable to daily hGH Adverse events consistent with daily hGH therapy observed and not different between cohorts Favorable immunogenic profile comparable to daily hGH No occurrence of neutralizing antibodies

Phase 3 Study - heiGHt Trial Ongoing

heiGHt TRIAL

~ 150 treatment-naïve children with GHD (2:1 randomization)

Screening ≤ 6 weeks

VISIT SCHEDULE

TransCon Growth Hormone (0.24 mg/kg/week)

Week 1 | Week 5 | Week 13 | Week 26 | Week 39 | Week 52

Genotropin (34µg/kg/d = 0.24 mg/kg/week)

Long-Term Extension Study

Key Inclusion Criteria

- Prepubertal children with GHD
- Height SDS ≤ -2.0
- IGF-1 SDS ≤-1.0
- GHD with 2 GH stim. tests (GH ≤10 ng/mL)
- Bone age ≥ 6 months behind chronological

Key Endpoints

- Annualized height velocity (HV) at 52 weeks (primary endpoint)
- Annualized HV at earlier time points
- Change in HT SDS over 52 weeks
- Change in serum IGF-1/IGFBP-3 levels
- Change in IGF-1 SDS and IGFBP-3 SDS
- Normalization of IGF-1 SDS

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Easy to Use Device with Optimal Product Features Auto-injector for commercialization to be used in extension study Simple operation with few user steps A single low-volume injection for all patients (<0.6 mL) Small needle comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Enabled for Bluetooth® connectivity to IT health care solutions Device lifetime at least 4 years Key Device Features

Efficacy Safety (including immunogenicity) Tolerability TransCon Growth Hormone Target Product Profile Comparable to Daily Growth Hormone = Weekly subcutaneous administration Single injection/dose Convenience 31G needle Room temperature storage Device Easy to use Empty-all design (controlled substance)

TransCon Growth Hormone: Highlights Potential best-in-class long-acting growth hormone product profile Phase 3 heiGHt Trial recruiting and initial patients dosed; full enrollment expected 4Q 2017 Commercial scale manufacturing and supply chain established Auto-injector developed and on-track for launch Multiple patent concepts provide potential protection into 2036

TransCon PTH: Once-Daily for Hypoparathyroidism

Hypoparathyroidism – Not Only About Serum Calcium

- Hypoparathyroidism affects 77,000 patients in the U.S.[1]
- Patients suffer numerous comorbidities:
  - Hypocalcemia and hypercalcemia
  - Hypercalciuria (stones, nephrocalcinosis)
  - Psychiatric disorders, depression
  - Reduced QOL
  - Basal ganglia/CNS calcifications
  - Lenticular calcifications/cataracts
  - Arterial calcifications/atherosclerosis
- Until recently, hypoparathyroidism remained among the few hormonal insufficiency states not treated by the replacement of its missing hormone
- Natpara® [PTH(1-84)] launched in 2015 as once-daily administration but incompletely addresses all aspects of the disease

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[1] J Clin Endocrinol Metab 2016, 101(6): 2284-2299

ascendis pharma

FDA Perspective on Optimal PTH PK1 1 FDA presentation Natpara Advisory Committee September 12, 2014

Intermittent PTH Caused Decrease in Cortical BMD

- Six years of therapy with Natpara was associated with a progressive decrease in cortical BMD[1]
- Continuous exposure to PTH(1-34) restores bone turnover to normal levels while avoiding the overstimulation of daily or twice daily injections[2]
- TransCon PTH is expected to normalize bone turnover and BMD, due to continuous PTH exposure

6 years of Natpara therapy decreases cortical bone BMD



% Change from Baseline
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
0
1
2
3
4
5
6
Years of rhPTH(1-84) Treatment
Lumbar Spine
Femoral Neck
Total Hip
1/3 Radius

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[1] J Clin Endocrinol Metab 2016 doi: 10.1210/jc. 2015-4135
[2] J Clin Endocrinol Metab 2012, 97(2): 391-399

Optimal PTH PK Improved Treatment Outcomes Physiological Effect in Hypoparathyroidism Natpara Once-daily1, 2 PTH (1-34) Infusion3-6 Increase serum calcium Reduce pill burden Normalize urinary calcium excretion X Reduce clinical hypercalcemia X Reduce clinical hypocalcemia X Normalize serum phosphate (high-normal range) Normalize bone turnover X (cortical bone loss) NIH clinical trials demonstrated superiority of continuous infusion > twice daily injections > once daily injections3-6 1 Natpara Product Label 2 J Clin Endocrinol Metab 2016, 101(7): 2742-2750 3 J Clin Endocrinol Metab 2009, 93(9): 3389-3395 4 J Clin Endocrinol Metab 1998, 83(10): 3480-3486 5 J Clin Endocrinol Metab 2013, 88(9): 4214-4220 6 JAMA 1996, 276(8): 631-636

Designed Specifically for Hypoparathyroidism


PTH(1-34)
Inactive Prodrug
PTH(1-34)
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- TransCon PTH is a sustained-release prodrug, providing free PTH levels in the physiological range over an entire 24 hours
- TransCon PTH designed to address limitations of current therapies to normalize:
  - Serum and urinary calcium levels
  - Serum phosphate levels
  - Bone turnover

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Total PTH [ng/mL] PK profile of TransCon PTH in cynomolgus monkeys supports infusion-like profile following daily administration PTH levels following SC injections in cynomolgus monkeys (TransCon PTH 5µg/kg, n=3) Hours 0 4 8 12 16 20 24 28 32 36 40 44 48 0 10 20 30 40 50 60 Desired PK Profile Confirmed in Primates

TransCon PTH is designed to maintain serum PTH levels in the physiological range, mimicking physiological exposure 1 Simulation based on 100 µg QD Natpara and 70 µg QD TransCon PTH; Simulation of 3 repeat doses of Natpara and TransCon PTH at steady state Physiological Range 10-65 pg PTH(1-84)/mL Natpara Released PTH(1-34) PTH(1-34) [pg/mL] Time [h] PTH(1-84) [pg/mL] 0 20 40 60 80 100 120 0 50 100 150 200 250 300 0 12 24 36 48 60 72 TransCon PTH Modeling Based on Primate PK Data1 Designed to Provide Physiological PTH

Ca2+ following SC injections in cynomolgus monkeys (TransCon PTH 1µg/kg and 5µg/kg, n=3/group) Dose-Dependent Increase of Serum Calcium Ca2+ [mmol/L] TransCon PTH leads to sustained elevation of serum calcium lasting more than 24 hours with low inter-individual variability Hours 5 µg/kg 1 µg/kg 3.4 3.2 3.0 2.8 2.6 2.4 2.2 2.0 0 4 8 12 16 20 24

Reduction in Urinary Calcium Excretion TransCon PTH administration reduces urinary calcium excretion in cynomolgus monkeys Urinary Ca2+ following SC injections in cynomolgus monkeys (TransCon PTH 1µg/kg, n=3) Avg urinary Ca2+ (mmol/L) (+SEM) 24 Hours Post-Dose Pre-Dose

Thyroparathyroidectomy (TPTx) Model Hypoparathyroidism disease model Rats subjected to thyroparathyroidectomy (TPTx) by removal of the thyroid and parathyroid glands and allowed to stabilize prior to dosing Model characterized by decreased serum calcium and increased serum phosphorus

Normalized Calcium in Hypoparathyroidism Model


Ca^{2+} following SC injections in a TPTx model
(TransCon PTH 5µg/kg, n=9/group)
P<0.0001
14
12
10
8
6
4
2
0
Avg serum Ca^{2+} (mg/dL) (+SEM)
Pre-Dose
Day 1
Day 6
Sham surgery, control
TPTx + Vehicle
TPTx + TransCon PTH

TransCon PTH normalized serum calcium in a relevant disease model of hypoparathyroidism

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Reduced Phosphorous in Hypoparathyroidism Model

Serum Phosphorous following SC injections in a TPTx model
(TransCon PTH 5µg/kg, n=9/group)


Avg
serum P
(mg/dL)
(+SEM)
14
12
10
8
6
4
2
0
P<0.0001
Pre-Dose
Day 1
Day 6
Sham surgery, control
TPTx + Vehicle
TPTx + TransCon PTH

TransCon PTH normalized serum phosphorous in a relevant disease model of hypoparathyroidism

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TransCon PTH: Highlights

- Development risk lowered as TransCon PTH based on parent drug [PTH(1-34)] with clinical proof of principle and proven TransCon technology
- Preclinical data mimic [PTH(1-34)] infusion and demonstrate once-daily TransCon PTH address the limitations of current therapies
- Accelerated clinical development plan
  - IND or equivalent filing expected 2Q 2017
  - Combined Phase 1 single and multiple ascending dose trial
  - Planning initiation of pivotal trial in 2018
- Multiple patent concepts provide potential protection into 2037

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TransCon CNP: Once-Weekly CNP for Achondroplasia

Achondroplasia – Not Only a Skeletal Disease Autosomal dominant genetic disorder Patients suffer numerous comorbidities No FDA-approved therapy Only option to improve height is surgical limb lengthening Most common form of human dwarfism Approximately 250,000 patients worldwide1 80% born to average-sized parents Ear infections/sleep apnea Obesity Bowed legs 1 Lancet 2007, 370: 162-172 Back/spine/cord compression Cardiovascular complications Dental complications

Clinical Proof of Principle in Achondroplasia 1 Biomarin R&D Day, April 2016 Therapeutic Goal: Optimize CNP efficacy with a well tolerated and convenient dosage form Vosoritide (CNP analog) in Phase 3 for achondroplasia; reported promising height velocity data Effects on growth at 12 months with 46-65% improvement from baseline in mean annual growth velocity1 Vosoritide well tolerated, but hypotension observed in 40% of subjects receiving 15 µg/kg/day1 Therapeutic coverage limited by the half-life of vosoritide (~20 min)

TransCon Technology Offers Potential Solution



CNP
Inactive Prodrug
CNP
TransCon
carrier
TransCon
linker
Creation of
TransCon Prodrug
Predictable release of
parent drug in the body

- Effective shielding of TransCon CNP
  - From neutral endopeptidase degradation in subcutaneous tissue and blood compartment
  - Minimize binding of TransCon CNP to the NPR-C receptor to decrease clearance
  - Reduce binding of TransCon CNP to the NPR-B receptor to avoid hypotension
- Unmodified CNP liberated from TransCon CNP maintains small enough size to allow penetration into growth plates

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TransCon CNP Weekly Profile Confirmed in Primates TransCon CNP following SC injections in cynomolgus monkeys (n=3) Data from ongoing and completed preclinical studies supports weekly dosing in patients with achondroplasia No cardiovascular adverse effects observed in preclinical models

No hypotension or increased heart rate observed in telemetrized cynomolgus monkeys (n=4/group) receiving TransCon CNP BP changes in this study comparable to previous vosoritide study2 No CV Safety Signals Observed for TransCon CNP1 1 “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma. 2 J Pharmacol Exp Ther, 2015; 353, 132–149 Control Systolic arterial pressure (0-1 hr) Average in peak change from predose (mm Hg±SEM) 100 µg/kg Vosoritide 100 µg/kg TransCon CNP 0 -2 -4 -6 -8 -10 -12

Continuous Infusion More Effective Than Daily[1]



Mouse Growth Study Right Tibia Length
50 nmol/kg/day (n=9/group)
Right tibia length (mm, ±SEM)
21.0
20.0
19.0
18.0
17.0
16.0
Vehicle
Vosoritide SC
Vosoritide Infusion

- Same amount of CNP given as continuous infusion in mice is more efficacious than daily SC injection over 35 days
- Same effect demonstrated for Ascendis' CNP peptide

[1] "Vosoritide" refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma.

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TransCon CNP Improved Phenotype of Fgfr3Y367C/+ Mouse Model of Achondroplasia Fgfr3Y367C/+ + TransCon CNP Fgfr3Y367C/+ + Vehicle In collaboration with

Juvenile Cynomolgus Growth Study Ongoing

Juvenile Cynomolgus Monkeys

- TransCon CNP Weekly Dosing
- Vosoritide Daily Dosing
- Vehicle

→

- Bone length assessed over 6 months
- Other endpoints/ markers of CNP bioactivity: bone turnover markers, urinary cGMP

- Comparing weekly TransCon CNP to a higher cumulative daily dose of vosoritide
- 6-month data expected in 1Q 2017

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Juvenile Cynomolgus Growth Study – Interim Data[1]



Growth following SC injections in
juvenile cynomolgus monkeys at week 8 (n=4)
Ulna
Change from baseline (mm+SEM)
4.5
4.0
3.5
3.0
2.5
2.0
Control
TransCon CNP 40μg/kg Weekly
Vosoritide 20μg/kg Daily
Tibia
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Control
TransCon CNP 40μg/kg Weekly
Vosoritide 20μg/kg Daily

- TransCon CNP dose ~1/3 of vosoritide on a weekly basis
- Both TransCon CNP and vosoritide demonstrated a trend of bone growth over control-treated monkeys

[1] "Vosoritide" refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma.

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ascendis pharma

Juvenile Cynomolgus Growth Study – Dose Effect



Growth following SC injections in
juvenile cynomolgus monkeys at week 8 (n=4)
Tibia
Ulna
% Change versus baseline (+SEM)
5.0
4.5
4.0
3.5
3.0
2.5
Control
TransCon CNP 40 µg/kg
TransCon CNP 100 µg/kg

- Trend towards dose-proportional increase in growth with once-weekly TransCon CNP administration

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TransCon CNP: Highlights

- TransCon CNP leverages Ascendis' technology platform to develop a once-weekly administration, without dose limiting cardiovascular adverse effects
  - Shields CNP from NPR-C receptor clearance and NPR-B induced-hypotension
  - Prolonged half-life extension and efficacy trend observed in cynomolgus monkeys
  - Reversion of phenotypical traits and comorbidities in mouse model of achondroplasia
- IND or equivalent filing expected 4Q 2017
- Phase 1 planned in healthy volunteers to establish tolerable dose range
- Multiple patent concepts provide potential protection into 2037

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ascendis pharma

1Q 17 CNP updates 6 months juvenile primate growth study Achondroplasia mouse model PTH filing (IND or equivalent) ENDO presentations (on all programs) PTH Phase 1 study initiation ESPE presentations CNP Phase 1 study initiation Selected Expected Milestones & News Drivers 1Q 17 2Q 17 3Q 17 4Q 17 heiGHt Trial full enrollment CNP filing (IND or equivalent) 1Q 18

Building a Leading Rare Disease Company Create best-in-class rare disease products addressing unmet medical needs Apply TransCon technology to parent drugs with clinical proof-of-concept Expect higher development success rate compared to traditional drug development Endocrinology rare disease wholly-owned pipeline and expected milestones TransCon Growth Hormone for pediatric GHD: heiGHt Trial full enrollment Q4 2017 TransCon PTH for hypoparathyroidism: IND/equivalent in 2Q 2017; planning pivotal trial in 2018 TransCon CNP for achondroplasia: IND/equivalent in 4Q 2017 Commercial focus on the U.S. market with multi-billion dollar revenue potential Established high-value collaborations with Roche/Genentech in ophthalmology and Sanofi in diabetes Pro forma September 30, 2016 cash of ~ €190 million1 1 Based on cash and cash equivalents as of September 30, 2016 and approximately $127.4 million in estimated net proceeds from the public offering of our ADSs that was completed in 4Q 2016.